UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 9, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 and
THE SECURITIES EXCHANGE ACT OF 1934

NCL Corporation Ltd.
File No. 333-170141 & 333-128780

Norwegian Cruise Line Holdings Ltd.
File No. 333-175579
CF#29447

_____

NCL Corporation Ltd. and Norwegian Cruise Line Holdings Ltd. submitted an application under Rule 406 and Rule 24b-2 requesting extension of prior grants of confidential treatment for information they excluded from Exhibits to Form 20-F filed on March 13, 2008; Form S-1 filed on October 26, 2010, as amended; and Form S-1 filed on July 15, 2011, as amended.

Based on representations by NCL Corporation Ltd. and Norwegian Cruise Line Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit to Form		File No.	Filed on	Through
4.55	20-F	333-128780	March 13, 2008	October 1, 2019
4.57	20-F	333-128780	March 13, 2008	August 4, 2017
4.58	20-F	333-128780	March 13, 2008	June 6, 2017
4.59	20-F	333-128780	March 13, 2008	April 19, 2018
4.60	20-F	333-128780	March 13, 2008	April 19, 2018
4.63	20-F	333-128780	March 13, 2008	June 17, 2022
10.55	S-1	333-170141	October 26, 2010	April 25, 2015
10.4	S-1	333-175579	July 15, 2011	June 6, 2017
10.16	S-1	333-175579	July 15, 2011	August 4, 2017
10.24	S-1	333-175579	July 15, 2011	April 19, 2018
10.25	S-1	333-175579	July 15, 2011	April 19, 2018
10.33	S-1	333-175579	July 15, 2011	October 1, 2019

Exhibit to Form		File No.	Filed on	Through
10.42	S-1	333-175579	July 15, 2011	June 17, 2022
10.62	S-1	333-175579	July 15, 2011	April 25, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary